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                                                     Filed by Virata Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                             Subject Company: Virata Corporation
                                                   Commission File No. 000-28157


On November 23, 2001, Virata Corporation disseminated the following information.

                                                     [LOGO] Virata
                                                     Virata Corporation
                                                     2700 San Tomas Expressway
                                                     Santa Clara, CA 95054
                                                     USA
                                                     www.virata.com


November 23, 2001


Dear Fellow Stockholder:

We have previously sent to you proxy materials for the Special Meeting of Stockholders of Virata Corporation to be held on December 14, 2001. Your Board of Directors recommends that stockholders vote FOR the proposed merger with GlobeSpan, Inc.

Since approval of the merger requires the affirmative vote of holders of a majority of the outstanding shares of stock, your vote is important, no matter how many or how few shares of stock you may own. Whether or not you have already done so, please sign, date and return the enclosed proxy card today.

Very truly yours,

/s/ Andrew M. Vought
Andrew M. Vought
Senior Vice President, Finance,
Chief Financial Officer and Secretary

================================================================================

             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE, at 1-888-750-5834.

                                 IMPORTANT NOTE:
                If you hold your shares through a bank or broker,
           you may be able to vote by telephone, or via the Internet.
             Please call Innisfree at 1-888-750-5834 for assistance.

================================================================================

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Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced above because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by GlobeSpan and Virata on November 8, 2001. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata. Please read the definitive joint proxy statement/prospectus carefully before making a decision concerning the merger.

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